PMU News Release #04-04 TSX, AMEX Symbol PMU March 25, 2004

PACIFIC RIM LAUNCHES EL DORADO PRE-FEASIBILITY STUDY

Pacific Rim Mining Corp. has contracted SRK Consulting of Denver, Colorado to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system on the Company’s El Dorado gold project in El Salvador. The study is scheduled to be completed by June 15, 2004 and will be based on exploiting the current Minita resource with a 1,000 tonne per day operation. The Minita vein system hosts a measured and indicated resource of 1.6 million tonnes at an average grade of 11.4 g/t gold and 70.3 g/t silver, for a total of 585,200 ounces of gold and 3.6 million ounces of silver.

“SRK will lead the pre-feasibility study, incorporating components completed by a number of other contractors hand-selected by Pacific Rim based on their respective areas of expertise”, explains Tom Shrake, CEO. “The final pre-feasibility report will be a high quality product and we look forward to a detailed understanding of the potential economics of an operation at El Dorado. Additionally, we are preparing an Environmental Impact Study (EIS) for a 1,000 tonne per day operation, which will be ready for submission in June 2004. Subsequent to the presentation of the EIS, permitting activities will begin for the construction of an access/haulage ramp at El Dorado. This ramp will provide access to the Minita vein system for both underground definition drilling required for a full feasibility study and for production haulage. Concurrently, we are continuing our aggressive exploration program of the El Dorado gold project with the goal of enlarging the resource further.”

About Pacific Rim Mining Corp.

Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

NI 43-101 Disclosure

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements that involve risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities the economic viability of the Company’s projects; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com